June 10, 2025

Corey Dias
Chief Executive Officer
Anfield Energy Inc.
2005-4390 Grange Street, Burnaby
British Columbia, Canada, V5H 1P6

       Re: Anfield Energy Inc.
           Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted May 28, 2025
           CIK 0001519469
Dear Corey Dias:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form 20-F
Item 3. Key Information
B. Capitalization and Indebtedness, page 5

1. We note you updated the statements of financial position to March 31, 2025. Please also update disclosure for capitalization and indebtedness to March 31, 2025. Refer to
       Item 3.B of Form 20-F.
 June 10, 2025
Page 2
Item 4. Information on the Company
B. Business Overview
General Development of the Business, page 16

2. We note your response to prior comment 4 states that in the next twelve months you aim to commence clean-up work at the Shootaring Canyon mill site while awaiting approval of the mill reactivation plan, which was submitted to the State of Utah in
       April of 2024. Please revise to provide updated disclosure on the current status of this approval.
Property, Plants, and Equipment, page 17

3. We note your response to prior comment 10. Please revise your mineral resource tables to also report the combined measured and indicated resources, as required by
       Item 1303(b)(3) of Regulation S-K.
4. We note your revised disclosure in response to comment 11 indicates that the mining costs have not been considered in your cut-off grade calculation as these costs "are borne by the primary mined material." Please explain this statement and tell us why your assumed mining costs have not been included in the cut-off grade calculation, considering the requirement of Item 1302(d)(2) of Regulation S-K with respect to the qualified person including assumed unit costs for surface or underground operations in the cut-off grade estimation.

       In your response tell us your assumed underground mining cost (or open pit) and explain the significance of not including the mining cost on the quantity of mineral resources at each property. Please include your cut-off grade equation with your response, showing how the minimum grade mined will cover the assumed costs.
5. We note that you have included historical resources on page 49 of your filing. Please revise to remove the historical resources and only include resources that are S-K 1300 compliant.
6. Please file the written consent of the qualified person(s) pursuant to Item
       1302(b)(4)(iv) of Regulation S-K; and include the disclosure required under Item
       1302(b)(5) of Regulation S-K with respect to the qualified person(s) employment.
Item 5. Operating and Financing Review and Prospects, page 53

7. We note you have included condensed interim financial statements as of and for the three months ended March 31, 2025 and 2024. Please revise your disclosure to
       provide management   s discussion and analysis of the company   s
operating results and
       liquidity and capital resources as of and for the three months ended March 31, 2025 compared to the same period in the prior year. Please refer to Instruction 6 to Item 5 of Form 20-F.
Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 64

8. Please update the disclosure for related party transactions to include the transactions for the first quarter ended March 31, 2025 and up to the date of the document. Refer to Item 7.B of Form 20-F.
 June 10, 2025
Page 3

Item 8. Financial Information
A. Consolidated Statements of Other Financial Information, page 65

9. For financial statements, please revise to describe all periods of financial statements included in the registration statement. In this regard, describe the interim period financial statements included in the registration statement.
Notes to Consolidated Financial Statements
Note 6. Property and Equipment, page FS-14

10. We note your response to prior comment 24. Please address the following points:

             Your current disclosure at Note 6 on page14 only states    there
were favorable
           changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods in relation to the
           Shootaring mill no longer exists.    Pursuant to paragraph 130(a) of
IAS 36, please
           revise to further describe the events and circumstances that led to the reversal of the impairment loss.

             In assessing whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased, please tell us how you considered indications set forth in paragraph 111 of IAS 36 for both external and internal sources of information.

             Pursuant to paragraph 130(e) of IAS 36, please disclose the recoverable amount of the Shootaring mill.

             Please further explain why you believe the multiple bases provided in your response support the recoverable amount of Shootaring mill.

        Please contact Myra Moosariparambil at 202-551-3796 or Steve Lo at 202-551-3394
if you have questions regarding comments on the financial statements and related matters.
You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene
BarberenaMeissner at 202-
551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Richard Raymer, Esq.